EXHIBIT 99.1

Notice Regarding Voluntary Adoption of International Financial Reporting Standards (IFRS)

TOKYO, Feb. 07, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (“IIJ”, NASDAQ: IIJI, TSE1: 3774) announced that IIJ’s Board of Directors today resolved that starting from an annual report “Yuka-shoken-houkokusho” filed under the Financial Instruments and Exchange Act of Japan for the fiscal year ending March 31, 2019, IIJ will replace currently adopted Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and voluntarily adopt International Financial Reporting Standards (“IFRS”) for its consolidated financial statements.

IIJ’s anticipated schedule for its voluntary adoption of IFRS is as follows:

Fiscal year ending March 31, 2019	Disclosure items	Accounting standards Adopted
Financial results release for the full fiscal year ending March 31, 2019*

	Consolidated financial statements under the Companies Act for the fiscal year ending March 31, 2019 which will be included in Convocation Notice of the 27th Ordinary General Meeting of Shareholders of IIJ	U.S. GAAP
	Annual report “Yuka-shoken-houkokusho” filed under the Financial Instruments and Exchange Act for the fiscal year ending March 31, 2019	IFRS

* In May 2019, we plan to disclose our financial targets for the fiscal year ending March 31, 2020 in accordance with IFRS in our financial results release for the full fiscal year ending March 31, 2019. Also, we plan to disclose financial results release for the full fiscal year ending March 31, 2019 updated in accordance with IFRS after we file the annual report “Yuka-shoken-houkokusho” for the fiscal year ending March 31, 2019.

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations  Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: https://www.iij.ad.jp/en/ir